Filed Pursuant to Rule 424(b)(5)
Registration No. 333-260437

CALCULATION OF REGISTRATION FEE CHART

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, par value $1.00	16,745,307	$0	$1	$0

(1)

Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, 16,745,307 shares of common stock were previously registered pursuant to a registration statement on Form S-3 (No. 333-228729), initially filed by Honeywell International Inc. on December 10, 2018, and were not sold thereunder. Those securities have been carried forward for application in connection with offerings under this registration statement of common stock by the Honeywell International Inc. Master Retirement Trust. Pursuant to Rule 415(a)(6), no additional fee has been paid with respect to those securities.

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 22, 2021)

16,745,307 Shares

Honeywell International Inc.

Common Stock

The Honeywell International Inc. Master Retirement Trust (the “Selling Stockholder”) is offering 16,745,307 shares of common stock of Honeywell International Inc. (“Honeywell”) contributed by Honeywell to the Selling Stockholder from time to time in one or more private transactions.

The shares of common stock offered by this prospectus supplement were previously registered for resale pursuant to a prospectus supplement dated December 10, 2018 (16,745,307 shares) to the prior registration statement on Form S-3 (No. 333-228729) initially filed by Honeywell on December 10, 2018. This prospectus supplement is being filed in connection with the filing by Honeywell of its new shelf registration statement on Form S-3 (No. 333-260437) in connection with the expiration of the prior registration statement.

Honeywell’s common stock is listed on the Nasdaq Stock Market and the London Stock Exchange under the symbol “HON.” On October 21, 2021, the last reported sale price of Honeywell’s common stock on the Nasdaq Stock Market was $224.52.

Investing in our common stock involves certain risks. You should carefully consider the risks described under the “Risk Factors” section of the accompanying prospectus and our filings with the Securities and Exchange Commission.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated October 22, 2021.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2021

We and the selling security holder have not authorized anyone to provide any information or make any representations other than those contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. You should carefully evaluate the information provided by us in light of the total mix of information available to you, recognizing that we can provide no assurance as to the reliability of any information other than that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Honeywell filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. Under this process, the Selling Stockholder may offer our shares of common stock in one or more offerings. Some transactions in which the Selling Stockholder offers shares of our common stock under this registration statement may require that we provide a prospectus supplement that will contain additional information about the terms of that offering. A prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement.

This prospectus provides you with a general description of our shares of common stock. To understand the terms of our securities, you should carefully read this document with any applicable prospectus supplement. You should also read the documents we have referred you to in “Where You Can Find More Information About Honeywell” below for information on Honeywell and our financial statements.

In this prospectus and any prospectus supplement, unless otherwise specified, the terms “Honeywell,” “we,” “us” or “our” mean Honeywell International Inc. and its consolidated subsidiaries.

Unless otherwise stated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars, or “$.”

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HONEYWELL

Honeywell International Inc. is a Fortune 100 technology company that delivers industry specific solutions that include aerospace products and services, control technologies for buildings and industry, and performance materials globally. Honeywell was incorporated in Delaware in 1985, and its principal executive offices are located at 855 S. Mint Street, Charlotte, North Carolina 28202. Its main telephone number is (704) 627-6200.

RISK FACTORS

Investing in Honeywell’s common stock involves risk. Before making an investment decision, you should carefully consider the risks disclosed in Honeywell’s most recent annual and quarterly reports filed with the SEC, as well as other information Honeywell includes or incorporates by reference in this prospectus or any prospectus supplement. These risks could materially affect Honeywell’s business, results of operations or financial condition and cause the value of Honeywell’s common stock to decline. You could lose all or part of your investment.

USE OF PROCEEDS

The proceeds from the sale of the common stock to which this prospectus relates are solely for the account of the Selling Stockholder. Honeywell will not receive any of the proceeds from such sales.

SELLING STOCKHOLDER

This prospectus covers the resale, from time to time, by the Selling Stockholder, of shares of common stock, par value $1.00 per share, of Honeywell. The number of shares to be sold by the Selling Stockholder shall be specified from time to time in a prospectus supplement.

In 2021, Honeywell is not required to make any contributions to its U.S. pension plans to satisfy minimum statutory funding requirements. Honeywell does not presently anticipate making any voluntary contributions of Honeywell common stock to the Selling Stockholder in 2022. The shares of common stock to which this prospectus relates (i) have been or will be contributed by Honeywell to the Selling Stockholder, from time to time, in one or more private transactions, or (ii) may be purchased by the Selling Stockholder in the open market.

The Selling Stockholder is a tax-qualified trust that holds the assets for most of our U.S. defined benefit pension plans. We make contributions to the Selling Stockholder from time to time in amounts that are not less than the minimum amount required under, or more than the maximum deductible amount permitted by, the Internal Revenue Code.

The registration of the shares of common stock does not necessarily mean that the Selling Stockholder will sell all or any of the shares of common stock registered by the registration statement of which this prospectus forms a part. The Selling Stockholder may offer and sell all or any portion of the shares of common stock covered by this prospectus and any applicable prospectus supplement from time to time, but is under no obligation to offer or sell any such shares. Because the Selling Stockholder may sell, transfer or otherwise dispose of all, some or none of the shares of common stock covered by this prospectus, or may acquire additional shares from us or in the market in the future, we cannot determine the number of such shares of common stock that will be sold, transferred or otherwise disposed of by the Selling Stockholder or the amount or percentage of shares of common stock that will be held by the Selling Stockholder upon termination of any particular offering. See “Plan of Distribution.”

The shares of common stock are held in the custody of The Northern Trust Company, 50 South LaSalle Street, Chicago, IL 60675, as the Trustee. Honeywell currently has on-going banking relationships with the Trustee in the ordinary course of business and expects to continue to have similar relationships with the Trustee in the future. The shares of common stock will be held in a separate investment account at the Trustee. An independent, third party investment fiduciary will be chosen by the PIC under a delegation of authority from the Retirement Plans Committee of the board of directors of Honeywell and appointed by the PIC to instruct the Trustee as to any disposition of the shares of common stock. The investment fiduciary will have sole authority to manage the shares of common stock, subject to general investment criteria established by the PIC, and the sole power to vote and to dispose of the shares of common stock.

The shares offered by this prospectus and the shares of common stock previously registered for resale pursuant to a prospectus supplement dated December 11, 2018 and related registration statement (16,745,307 shares), are the only shares of common stock owned by the Selling Stockholder as of October 22, 2021.

DESCRIPTION OF COMMON STOCK

General

As of the date of this prospectus, we are authorized to issue up to 2,000,000,000 shares of common stock. As of September 30, 2021, we had approximately 958 million shares of common stock issued (including approximately 269.2 million shares held in treasury). EQ Shareowner Services, a division of Equiniti Trust Company, is the transfer agent and registrar for our common stock. Shares of common stock are listed on the Nasdaq Stock Market and the London Stock Exchange under the symbol “HON.”

The following summary is not complete. You should refer to the applicable provision of Honeywell’s charter and by-laws and to Delaware corporate law for a complete statement of the terms and rights of our common stock.

Dividends

Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available for their payment, subject to the rights of holders of any preferred stock outstanding.

Voting Rights

Each holder of common stock is entitled to one vote per share. Subject to any rights of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designations creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Rights Upon Liquidation

In the event of Honeywell’s voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of Honeywell’s assets available for distribution after the payment in full of all debts and distributions and after the holders of any series of outstanding preferred stock have received their liquidation preferences in full.

Other Rights

Holders of shares of common stock are not entitled to preemptive rights. Shares of common stock are not convertible into shares of any other class of capital stock. If we merge or consolidate with or into another company and as a result our common stock is converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of consideration per share of common stock.

Possible Anti-Takeover Provisions

Honeywell’s charter and by-laws provide:

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that the board of directors may establish the number of seats on the board, subject to the right of preferred stockholders to elect directors in certain circumstances and shareowners’ rights to set the number of seats upon the vote of holders of a majority of the outstanding shares of common stock;

•	that vacancies on the board of directors other than at the annual meeting are filled by a vote of the remaining directors;

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that special meetings of shareowners generally may be called only by the chief executive officer, by a majority of the authorized number of directors, or by the holders of not less than fifteen percent of the outstanding shares of Honeywell’s common stock (excluding derivatives);

•	that action may be taken by shareowners only at annual or special meetings and not by written consent;

•	that advance notice must be given to Honeywell for a shareowner to nominate directors for election at a shareowner meeting; and

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that the board of directors may in limited circumstances, without stockholder approval, adopt a plan to provide for the distribution to stockholders of preferred stock or certain other securities upon the occurrence of certain triggering events (but any such plan adopted without stockholder approval must expire within one year of adoption unless ratified by the stockholders).

Any of these provisions could delay, deter or prevent a tender offer for or attempted takeover of Honeywell.

Our charter permits us to issue up to 40,000,000 shares of preferred stock with terms that may be set by our board of directors or a committee of the board. That preferred stock could have terms that could delay, deter or prevent a tender offer or takeover attempt of Honeywell.

Under Delaware law, an acquirer of 15% or more of our shares of stock must wait three years before a business combination with us unless one of the following exceptions is available:

•	approval by our board of directors prior to the time the acquirer became a 15% shareowner of Honeywell;

•	acquisition of at least 85% of our voting stock in the transaction in which the acquirer became a 15% shareowner of Honeywell; or

•	approval of the business combination by our board of directors and two-thirds of our disinterested shareowners.

Honeywell’s by-laws provide that, unless Honeywell consents in writing to the selection of an alternative forum, a state or federal court located within the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Honeywell, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Honeywell to Honeywell or Honeywell’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine. Honeywell’s by-laws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Honeywell will be deemed to have notice of and consented to the exclusive forum provisions described above.

PLAN OF DISTRIBUTION

The Selling Stockholder may, upon the instructions from the independent, third party investment fiduciary, sell all or a portion of the shares of common stock to which this prospectus relates either (1) on the markets in which our common stock is traded or (2) through underwriters or in privately negotiated transactions.

Market sales may be effected from time to time in one or more transactions (which may involve block transactions):

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on any of the U.S. securities exchanges on which our common stock is listed, including the Nasdaq Stock Market, in transactions that may include special offerings, exchange distributions pursuant to and in accordance with the rules of such exchanges;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	in a combination of any such transactions.

Such transactions may be effected by the Selling Stockholder, upon instructions from the independent, third party investment fiduciary, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholder will act independently of us with respect to the timing, manner and size of each sale.

The Selling Stockholder may, upon instructions from the independent, third party investment fiduciary, effect such transactions by selling shares of common stock to or through broker-dealers. Such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Stockholder and may receive commissions from the purchasers of shares for whom they may act as agent in amounts to be negotiated. Such compensation may be received if the broker-dealer acts as either an agent or as a principal. The Selling Stockholder does not expect these discounts or commissions to exceed what is customary in the types of transactions involved. Any offering price, and any discounts or concessions allowed or reallowed or paid to dealers, may be changed from time to time.

The Selling Stockholder may, upon instructions from the independent, third party investment fiduciary, cause such transactions to be conducted via an underwritten offering. In the case of an underwritten offering, a prospectus supplement with respect to an offering of shares of common stock will set forth the terms of the offering of the shares of common stock, including the name or names of the underwriters, the purchase price and the proceeds to the Selling Stockholder from such sale, any underwriting discounts and other items constituting underwriters’ compensation, the public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The shares of common stock will be acquired by the underwriters for their own account and may be sold from time to time in one or more transactions at a fixed public offering price determined at the time of sale. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase shares of common stock will be subject to conditions precedent and the underwriters will be obligated to purchase all the shares of common stock if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The aggregate proceeds to the Selling Stockholder will be the purchase price of the shares of common stock less discounts and commissions, if any.

In offering the shares of common stock covered by this prospectus, the Selling Stockholder and any broker-dealers, underwriters or agents who execute sales for the Selling Stockholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), in connection with such sales. Any profits realized by the Selling Stockholder and the compensation of any broker-dealer, underwriter or agent may be deemed to be underwriting discounts and commissions. We know of no existing arrangements between the Selling Stockholder and any broker-dealer, underwriter or other agent relating to the sale or distribution of the shares of common stock. Honeywell has not engaged any broker-dealer, underwriter or agent in connection with the distribution of the shares of common stock.

Under the terms of any particular transactions, dealers, underwriters or agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

Agents and underwriters may be engaged in transactions with, or perform commercial or investment banking or other services for, us or our subsidiaries or affiliates, in the ordinary course of business.

All of the shares of common stock will be listed on the Nasdaq Stock Market and the London Stock Exchange. Any agents or underwriters to whom the shares of common stock are sold may make a market in our common stock. However, those agents or underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

EXPERTS

The financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of Honeywell’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

Certain legal matters will be passed upon for Honeywell by Victor J. Miller, Vice President, Deputy General Counsel, Corporate Secretary and Chief Compliance Officer, of Honeywell.

WHERE YOU CAN FIND MORE INFORMATION ABOUT HONEYWELL

This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, our securities and other information set forth herein, reference is made to the registration statement and exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is subject to, and qualified in its entirety by, reference to the applicable contract or other document filed herewith.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our SEC filings are available to the public from the SEC’s Web site at http://www.sec.gov. Information about us, including our SEC filings, is also available free of charge on our Web site at http://www.honeywell.com. The information on or linked to/from our or the SEC’s Web site is not part of, and is not incorporated by reference into, this prospectus. Reference to our or the SEC’s Web site is made as an inactive textual reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents filed with the SEC after the date of this prospectus will automatically update and supersede information contained herein or on file with the SEC as of the date of this prospectus. We incorporate by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 12, 2021;

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Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June  30, 2021 and September 30, 2021, filed with the SEC on April 23, 2021, July 23, 2021 and October 22, 2021, respectively; and

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Our Current Reports on Form 8-K filed with the SEC on February 16, 2021, April  2, 2021, April  30, 2021 (excluding Item 7.01), May  25, 2021, July  14, 2021, August  2, 2021, August  4, 2021 and August 17, 2021.

We also incorporate by reference additional documents that we may file with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. These documents include periodic reports, which may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference in this prospectus through us, or from the SEC through the SEC’s Web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus free of charge by requesting them in writing or by telephone from us at the following address and telephone number: Honeywell International Inc., 855 S. Mint Street, Charlotte, North Carolina 28202, Attention: Assistant Corporate Secretary, Telephone No.: (704) 627-6200.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future. They are based on management’s assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ significantly from those envisaged by our forward-looking statements. We do not undertake to update or revise any of our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, including the impact of the coronavirus pandemic (COVID-19), which can affect our performance and financial results in both the near- and long-term. These forward-looking statements should be considered in light of the information included in this prospectus, including, without limitation, the information under the heading “Risk Factors” in this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2020 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, and the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in our Annual Report on Form 10-K for the year ended December 31, 2020, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 and in our other filings with the SEC.